Exhibit 11.1

NewMarket Corporation and Subsidiaries

Computation of Basic and Diluted Earnings per Share

For the Years Ended December 31, 2004, 2003 and 2002

(In thousands except per share amounts)

	2004	2003	2002
Basic earnings per share
Numerator:
Income available to shareholders, as reported	$33,058	$37,053	$9,909

Denominator:
Average number of shares of common stock outstanding	16,916	16,733	16,689

Basic earnings per share	$1.95	$2.21	$0.59

Diluted earnings per share
Numerator:
Income available to shareholders, as reported	$33,058	$37,053	$9,909

Denominator:
Average number of shares of common stock outstanding	16,916	16,733	16,689
Shares issuable upon exercise of stock options	283	207	43

	17,199	16,940	16,732

Diluted earnings per share	$1.92	$2.19	$0.59

Note:

In the periods presented, NewMarket Corporation had only one class of common stock outstanding.